Exhibit 5.1

INTERNAL REVENUE SERVICE	DEPARTMENT OF THE TREASURY
P. O. BOX 2508
CINCINNATI, OH 45201
Employer Identification Number:
Date: OCT 16 2002	13-1592005
DLN:
CARVER FEDERAL SAVINGS BANK	17007238016002
75 W 125TH ST	Person to Contact:
NEW YORK, NY 10027	LARRY P LAWSON	ID# 31068
Contact Telephone Number:
(877) 829-5500
Plan Name:
401K SAVINGS PLAN

Plan Number: 002

Dear Applicant:

          We have made a favorable determination on the plan identified above based on the information you have supplied. Please keep this letter, the application forms submitted to request this letter and all correspondence with the Internal Revenue Service regarding your application for a determination letter in your permanent records. You must retain this information to preserve your reliance on this letter.

          Continued qualification of the plan under its present form will depend on its effect in operation. See section 1.401-1 (b) (3) of the Income Tax Regulations. We will review the status of the plan in operation periodically.

          The enclosed Publication 794 explains the significance and the scope of this favorable determination letter based on the determination requests selected on your application forms. Publication 794 describes the information that must be retained to have reliance on this favorable determination letter. The publication also provide examples of the effect of a plan’s operation on its qualified status and discusses the reporting requirements for qualified plans. Please read Publication 794.

          This letter relates only to the status of your plan under the Internal Revenue Code. It is not a determination regarding the effect of other federal or local statutes.

          This determination expresses an opinion on whether the amendment(s), in and of itself, affects the continued qualified status of the plan under Code section 401 and the exempt status of the related trust under section 501(a). It is not an opinion on the qualification of the plan as a whole and the exempt status of the related trust as a whole. If this is a multiple employer plan, the employer receiving this letter should mail a copy to all other employers who received a letter on the plan as a whole and continue to maintain the plan.

          This determination letter is applicable for the amendment(s) executed on June 25, 2002.

Letter 835 (DO/CG)

CARVER FEDERAL SAVINGS BANK

          This letter considers the changes in qualification requirements made by the Uruguay Round Agreements Act, Pub. L. 103-465, the Small Business Job Protection Act of 1996, Pub. L. 104-188, the Uniformed Services Employment and Reemployment Rights Act of 1994, Pub. L. 103-353, the Taxpayer Relief Act of 1997, Pub. L. 105-34, the Internal Revenue Service Restructuring and Reform Act of 1998, Pub. L. 105-206, and the Community Renewal Tax Relief Act of 2000, Pub. L. 106-554.

          This letter may not be relied on with respect to whether the plan satisfies the requirements of section 401(a) of the Code, as amended by the Economic Growth and Tax Relief Reconciliation Act of 2001, Pub L. 107-16.

          The requirement for employee benefits plans to file summary plan descriptions (SPD) with the U.S. Department of Labor was eliminated effective August 5, 1997. For more details, call 1-800-998-7542 for a free copy of the SPD card.

          We have sent a copy of this letter to your representative as indicated in the power of attorney.

          If you have questions concerning this matter, please contact the person whose name and telephone number are shown above.

Sincerely yours,

Paul T. Shultz
Director,
Employee Plans Rulings & Agreements

Enclosures:
Publication 794

Letter 835 (DO/CG)